Exhibit 12


                             AMERICAN STORES COMPANY
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                   (Unaudited)


In the computation of the ratio of earnings to fixed charges for the Company, earnings consist of pre-tax income from continuing operations before the impact of an extraordinary item, plus fixed charges (adjusted for capitalized interest). Fixed charges consist of interest, whether expensed or capitalized
(including the amortization of debt expense), plus the amount of rental expense which is representative of the interest factor in the particular case.

(In thousands)                                      1995           1994           1993
Earnings before income taxes and an extra-
    extraordinary item                           $550,916         $606,263       $480,805

Fixed charges (detail below)                      259,648          265,529        284,834
Adjusted for:
    Capitalized interest                           (8,542)          (3,900)        (3,416)
    Previously capitalized interest
    amortized during the period                     1,231            1,269          1,246

Earnings                                         $803,253         $869,161       $763,469

Interest expense                                 $159,545         $170,703       $189,773
Capitalized interest                                8,542            3,900          3,416
Interest factor for rental expense
    of operating leases                            91,561           90,926         91,645
Fixed charges                                    $259,648         $265,529       $284,834

Ratio of earnings to fixed charges              3.09 to 1       3.27 to 1       2.68 to 1